Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/27/16	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS



☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   4 World Trade Center, 44th Floor, New York, NY, 10007
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

SEC Mail Processing Section
JUL 27 2016

16019280

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/27/2016 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of July (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 8/22/2019 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Notary Public, State of New York
No 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Form 1 Page 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	OFFICIAL USE	OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber or other user (e.g. floor broker specialist, odd lot dealer other market maker proprietary trader non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: July 27, 2016

Date as of which the information is accurate: July 27, 2016

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>IEX Group, Inc. (IEXG)</u>

1. IEX Group, Inc. (IEXG) is located at 4 World Trade Center, Floor 44, New York, NY 10007
2. IEXG is a corporation.
3. IEXG is formed under the laws of Delaware, under Section 102 of the Delaware General Corporate Law. IEXG was incorporated on June 27, 2012.
4. IEXG is the parent company of Investors' Exchange LLC and owns 100% of its membership interests.
5. IEXG is a holding company which owns 100% of the equity of the Exchange and of IEX Services LLC (IEXS). IEXG is the entity through which the ultimate owners of the applicant hold their ownership interest in the applicant and its affiliates. IEXG is the primary employer of all IEX personnel. All registered personnel are "Associated Persons" of IEXS. IEXG is also a technology company which develops technology and licenses it to its subsidiaries for use in addition to providing certain support and administrative services to its subsidiaries via Software License and

Expense Sharing Agreements. Although IEXG will not itself carry out regulatory functions, its activities with respect to the operation of the Exchange must be consistent with, and not interfere with, the Exchange's self-regulatory obligations. The proposed IEXG corporate documents include provisions that are designed to maintain the independence of the Exchange's self-regulatory function from IEXG, enable the Exchange to operate in a manner that complies with federal securities laws, including the objectives of Sections 6(b) and 19(g) of the Act, and facilitate the ability of the SEC to fulfill their regulatory and oversight obligations under the Act. For example, IEXG submits to the SEC's jurisdiction with respect to activities relating to the Exchange, and agrees to provide to the SEC and the Exchange access to its books and records that are related to the operation or administration of the Exchange. In addition, to the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Exchange for purposes of, are subject to oversight pursuant to, the Act. IEXG also agrees to keep confidential non-public information relating to the self-regulatory function of the Exchange and not to use such information for any non-regulatory purpose. In addition, the board of directors of IEXG, as well as its officers, employees, and agents, are required to give due regard to the preservation of the independence of the Exchange's self-regulatory function. Further, IEXG Operating Agreement requires that any changes to the IEXG Certificate of Incorporation and Operating Agreement be submitted to the Board of Directors of the Exchange, and if such amendment is required to be filed with the SEC pursuant to Section 19(b) of the Act, such change shall not be effective until filed with, or filed with and approved by, the SEC. The IEXG proposed Amended and Restated Certificate of Incorporation includes restrictions on the ability to own and vote shares of IEXG. These limitations are designed to prevent any shareholder from exercising undue control over the operation of the Exchange and to assure that the Exchange and the SEC are able to carry out their regulatory obligations under the Act.

6. This is inapplicable.
7. The following are the articles of incorporation and amendments:
    - Attached as Addendum C-2 is the Third Amended and Restated Certificate of Incorporation of IEXG, dated January 4, 2016, as filed with the Delaware Secretary of State.
8. The following are the by-laws and amendments:
    - Attached as Addendum C-4 are the amended and restated by-laws of IEXG, adopted on November 30, 2015.
9. The following are the officers and members of the Board of Directors of IEXG.

Name	Corporate Title	Functional Title
Bradley Katsuyama	Officer / Board Member	Chief Executive Officer
John Schwall	Officer / Board Member	Chief Operating Officer & Chief Compliance Officer
Ronan Ryan	Officer / Board Member	President
Robert Park	Officer / Board Member	Chief Technology Officer
Sophia Lee	Officer	General Counsel & Secretary
Lloyd Feller	Board Member	N/A
James Clark	Board Member	N/A
Alex Finkelstein	Board Member	N/A

10. Association with the applicant has not ceased during the previous year.

IEX Services LLC (IEXS)

1. IEX Services LLC (IEXS), located at 4 World Trade Center, Floor 44, New York, NY 10007.
2. IEXS is a limited liability company.
3. IEXS is formed under the laws of Delaware, January 12, 2013.
4. IEXS is also wholly owned by IEXG, which is the parent of Investors' Exchange LLC.
5. IEXS is a broker-dealer that will be a facility of the Exchange, responsible for outbound routing only.
6. This is inapplicable.
7. See the following:
   - Attached as Addendum C-5 is the Certificate of Formation of IEX Services LLC, dated January 22, 2013, as filed with the Delaware Secretary of State.
8. See the following:
   - Attached as Addendum C-6 is the Second Amended and Restated Operating Agreement of IEXS.
9. The following are the officers and members of the Board of Directors of IEXS.

Name	Corporate Title	Functional Title
Bradley Katsuyama	Officer / Board Member	President & Chief Executive Officer
John Schwall	Officer / Board Member	Chief Operating Officer & Treasurer
Sophia Lee	Officer	General Counsel & Secretary

10. Association with the applicant has not ceased during the previous year.

The Exchange and its affiliates utilize third-party vendor software/services for certain other components of the Exchange, including:

First Derivatives plc

The Exchange has entered into a contract to license the Delta Surveillance product from First Derivatives plc, located at 45 Broadway, 20th Floor, New York, NY 10006. The Delta Surveillance product will be used by the Exchange for real time and historical research and analysis of trading activity on the Exchange. On January 4, 2016, IEX entered into a regulatory services agreement with FINRA for regulatory surveillance of trading activity on IEX. IEX also intends to enter into an allocation plan with FINRA pursuant to Rule 17d-2 under Securities Exchange Act of 1934, as amended ("Exchange Act"), to allocate certain IEX regulatory responsibilities to FINRA, subject to Commission approval. In addition, IEX intends to become a party to the multi-party allocation plan pursuant to Rule 17d-2 under the Exchange Act for the surveillance, investigation, and enforcement of common insider trading rules, subject to Commission approval.

1. Name and address of organization – First Derivatives plc (address: 45 Broadway, 20th Floor, New York, NY 10006)

2. Form of organization (e.g., association, corporation, partnership, etc.) – UK (Northern Ireland) public limited company

3. Name of state and statute citation under which organized. Date of incorporation in present form. - Registered on 31 January 2002 under the Companies (Northern Ireland) Order 1986.

4. Brief description of nature and extent of affiliation. - The Exchange will be entering into a contract to license the Delta Surveillance product from First Derivatives plc. The Delta Surveillance product will be used by the Exchange for real time and historical trade surveillance of the Exchange.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System. First Derivatives is a leading provider of products and consulting services to the capital markets industry. Focused on financial institutions that work cross-asset, often with multi-system and/or high volume trading activities, the Company scopes, designs, develops, implements and supports a broad range of mission critical data and trading systems across front, middle and back-office operations.

Incorporated in 1996, First Derivatives has served the capital markets industry since its incorporation. The Company holds a niche market position in terms of domain knowledge of capital market asset classes (equities, fixed income, foreign exchange, commodities, etc.), as well as expertise in leading financial services systems (such as Calypso, Murex, Opics, Summit, Principia, Opus, Wall Street, kdb+, etc). The Company continues to work closely with leading global financial institutions to enable client proprietary and 3rd Party systems cope with the demands of high volume, complex trading in an increasingly regulated market. This combination of domain knowledge and technical expertise in leading financial services technologies has motivated the Company to invest in developing its own product suite.

First Derivatives is a publicly held company, trading on the London Stock Exchange (LSE FDP.L) and Irish Stock Exchange (IEX:GYQ.I). The Company is headquartered in Newry, Northern Ireland from where it has established its research and development centre, its Capital Markets Competency Centre and its near-shore support facilities. The Company has continued to expand its service offering and now has operational bases in Europe, North America, Asia and Australia to service its global client base. The Exchange will be entering into a contract to license the Delta Surveillance product from First Derivatives plc. The Delta Surveillance product will be used by the Exchange for real time and historical research and analysis of trading activity on the Exchange.

6. A copy of the constitution. Not applicable. First Derivatives does not have a constitution.

7. A copy of the articles of incorporation or association including all amendments. Attached as Addendum C-7 is the Certificate of Incorporation of First Derivatives Plc.

8. A copy of existing by-laws or corresponding rules or instruments. Attached as Addendum C-8 is the Updated Copy of Memorandum and Articles of Association of First Derivatives Plc.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

Current officers of First Derivatives Plc:

- Seamus Keating Non-executive Director (Chairman)
- David Anderson Non-executive Director
- Patrick Brazel Non-executive Director
- Keith MacDonald Non-executive Director
- Brian Conlon Chief Executive Officer
- Graham Ferguson Chief Financial Officer
- John Kearns Company Secretary

Audit Committee

- Keith MacDonald Non-executive Director (Chairman)
- David Anderson Non-executive Director
- Patrick Brazel Non-executive Director

Remuneration Committee

- Patrick Brazel Non-executive Director (Chairman)
- Seamus Keating Non-executive Director
- David Anderson Non-executive Director

10. Association with the applicant has not ceased during the previous year.

IEX Group, Inc. arrangements with third party vendors

IEXG has leased data center space at an Equinix, Inc. facility located at 800 Secaucus Road, Secaucus, NJ 07094 ("NY5") as well as a Savvis facility located at 1919 Park Avenue, Weehawken, NJ ("NJ2X"). IEX has also leased data center space with an Equinix facility located at 350 East Cermak Road, Chicago, IL 60616 to use as its DR facility. These data center spaces will be used to host the IEX infrastructure necessary for operating the System. IEX has also leased data center space with a Nasdaq facility located at 1400 Federal Boulevard, Carteret, NJ and with a NYSE facility located at 1600 Macarthur Boulevard, Mahwah, NJ, to receive the necessary market data and report and publish trades to the SIP.

IEX Services LLC has entered into a Clearing Agreement with Broadcort, a division of Merrill Lynch, Pierce, Fenner & Smith, located at One Bryant Park, 6th Floor, New York, NY 10036, for the clearing of trades routed by the Exchange, via IEX Services LLC to other execution venues. Broadcort is responsible for the acceptance of trade files for clearing from IEX Services LLC for each trading day, and the submission of those trades as clearing records to the NSCC on a locked-in basis under Qualified Special Representative agreements between Broadcort and the Members which self-clear and/or the clearing firms of Members of the Exchange.

Investors' Exchange LLC

Date of filing: July 27, 2016

Date as of which the information is accurate: July 27, 2016

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Attached as Addendum F-1 is the IEX Member Application.

Attached as Addendum F-2 is the IEX Waive-In Member Application.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Agreement and Forms.

Attached as Addendum F-11 is the IEX Data Subscriber Agreement.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-14 is the IEX Connectivity Manual.

Attached as Addendum F-15 is the IEX Extranet Manual.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Addendum A-1

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "INVESTORS' EXCHANGE LLC", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2014, AT 5:28 O'CLOCK P.M.

5532957 8100

140622465


SECRETARY OF STATE
DELAWARE
1776
1793

You may verify this certificate online at corp.delaware.gov/authver.shtml

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 1370223

DATE: 05-14-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:38 PM 05/13/2014
FILED 05:28 PM 05/13/2014
SRV 140622465 - 5532957 FILE

CERTIFICATE OF FORMATION

OF

INVESTORS' EXCHANGE LLC

This Certificate of Formation of **Investors' Exchange LLC** dated as of May 13, 2014, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act.

FIRST: The name of the limited liability company formed hereby is Investors' Exchange LLC (hereinafter referred to as the "Company").

SECOND: The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle) and the name and address of the registered agent for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808 (County of New Castle).

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/Jill Simon-Reisman
Jill Simon-Reisman,
Authorized Person

Addendum F-1



MEMBER APPLICATION

An applicant broker-dealer ("Applicant"), that is ***not*** an active Subscriber of the IEX Services LLC ATS, applying to become a member of Investors' Exchange LLC ("IEX" or the "Exchange"), must complete this Member Application (the "Application").

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application

- ☐ Membership Application, including Statutory Disqualification Notice (pg. 3 - 8)

Member Agreements

- ☐ Clearing Letter of Guarantee (***if Applicant is not self-clearing***) (pg. 1)
- ☐ User Agreement (pg. 2 - 7)
- ☐ Routing Agreement (if Applicant will use Exchange-provided routing services) (pg. 8 - 11)

User Agreement Addendum to Permit Volume Attribution (if advertising aggregate volume)

- ☐ User Agreement Addendum to Permit Volume Attribution (pg. 1 - 2)

User Agreement Addendum to Permit Investor Disclosure (if disclosing investor to IEX)

- ☐ User Agreement Addendum to Permit Investor Disclosure (pg. 1 - 2)

Supporting Documents Provided by the Member

- ☐ Most recent ***signed*** Form BD, including schedules & disclosure reporting pages
- ☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
- ☐ Most recent audited annual financial statements, if applicable, and unaudited financial statements as of the last month-end
- ☐ All FOCUS Reports since last annual audit
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation



- ☐ List of all authorized traders Applicant will be registering with the Exchange

If Applicant is a non-FINRA firm which does not file FOCUS reports electronically via e-FOCUS

- ☐ Pro Forma Financial Statements for next twelve (12) months
- ☐ Anti-Money Laundering - Description of the financial controls employed by the Applicant with respect to IEX Rule 5.160 (FINRA Rule 3310) (Refer to the FINRA AML guidance)
- ☐ A copy of any decision or order by a federal or state authority or SRO taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person
- ☐ Two (2) years of examination reports from the Applicant's DEA
- ☐ Designation of Accountant Form and Auditor Engagement Letter provided to Applicant's DEA pursuant to SEC Rule 17a-5(f)

Connectivity Agreements and Forms

- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (if ***not*** connecting via Service Bureau) (pg. 8 - 9)
- ☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau) (pg. 10)

Market Maker Application (if applying to become a Market Maker registered with the Exchange)

- ☐ Market Maker Registration Application (pg. 2 - 4)
- ☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)

Supporting Documents Provided by Market Maker if registering in a Commodity-Related Security

- ☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



MEMBER APPLICATION

GENERAL INFORMATION

Date: SEC BD Registration #: CRD #:

Name of Applicant Broker-Dealer:

MPID(s) of Applicant Broker-Dealer:

Address of Principal Office:

City: State: Zip:

BILLING ADDRESS

Address of Billing Office:

City: State: Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)

Name: Title:

Phone: Email:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

COMPLIANCE CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:



TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ____________________ Federal Employer ID Number: ____________________________

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Market Maker Application to Market Operations.

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Bats BZX Exchange (BATS)
☐ Bats BYX Exchange (BATY)
☐ Chicago Stock Exchange (XCHI)
☐ EDGA Exchange (EDGA)
☐ EDGX Exchange (EDGX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ Other: ____

☐ NASDAQ (XNGS)
☐ NASDAQ BX (XBOS)
☐ NASDAQ PHLX (XPHL)
☐ National Stock Exchange (XCIS)
☐ New York Stock Exchange (XNYS)
☐ NYSE Arca (ARCX)
☐ NYSE MKT (XASE)

Name of Applicant's Designated Examining Authority (DEA) ____

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):



State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ____________________________

FINRA: __________________________

Other: __________________________ Name of Regulator: ____________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA? ☐ Yes ☐ No

Name of insurance carrier: ____________________________

Amounts of coverage: Total Coverage ______________________ Coverage Per Incident ________________

Coverage period of the bond: ____________________________

AML COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a Member of FINRA required to, and does, comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange.

Name: Title:

Business Address:

Phone: Email:



PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Investors' Exchange LLC Rule 2.160 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

CLEARING INFORMATION

Name of Clearing Firm: 4-Digit Clearing #:

Clearing Firm Contact Name: Clearing Firm Contact Phone:

Clearing Firm Contact Email:

[Remainder of page intentionally left blank.]



The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____	________________________________
Signature of Duly Authorized Representative	Date
____	________________________________
Print Name	Title



STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	______________________________
Signature of Duly Authorized Representative	Date
______________________________	______________________________
Print Name	Title

Addendum F-2



WAIVE-IN MEMBER APPLICATION

An applicant broker-dealer ("Applicant"), that is an active Subscriber of the IEX Services LLC ATS and is either an active member of the Financial Industry Regulatory Authority ("FINRA") or a registered national securities exchange, applying to become a member of Investors' Exchange LLC ("IEX" or the "Exchange") is eligible to use this Waive-In Member Application (the "Waive-In Application"). Current ATS Subscribers may use the Waive-In Application submission until 90 days after Exchange approval (i.e., September 15, 2016). However, if Applicant has not been approved as a Member of the Exchange prior to Exchange launch, Applicant will not be eligible to enter orders or quotations on the Exchange until Member approval is granted.

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

APPLICATION CHECKLIST

Waive-In Member Application

- ☐ Waive-In Membership Application, including Statutory Disqualification Notice (pg. 3 - 8)

Member Agreements

- ☐ Clearing Letter of Guarantee (***if Applicant is not self-clearing***) (pg. 1)
- ☐ User Agreement (pg. 2 - 7)
- ☐ Routing Agreement (if Applicant will use Exchange-provided routing services) (pg. 8 - 11)

User Agreement Addendum to Permit Volume Attribution (if advertising aggregate volume)

- ☐ User Agreement Addendum to Permit Volume Attribution (pg. 1 - 2)

User Agreement Addendum to Permit Investor Disclosure (if disclosing investor to IEX)

- ☐ User Agreement Addendum to Permit Investor Disclosure (pg. 1 - 2)

Supporting Documents Provided by the Member

- ☐ Most recent ***signed*** Form BD, including schedules & disclosure reporting pages
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation

Connectivity Agreements and Forms



- ☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
- ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- ☐ Equities Port Request Form (if ***not*** connecting via Service Bureau) (pg. 8 - 9)
- ☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau) (pg. 10)

Market Maker Application (if applying to become a Market Maker registered with the Exchange)

- ☐ Market Maker Registration Application (pg. 2 - 4)
- ☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)

Supporting Documents Provided by Market Maker if registering in a Commodity-Related Security

- ☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.150.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



WAIVE-IN MEMBER APPLICATION

GENERAL INFORMATION

Date: SEC BD Registration #: CRD #:

Name of Applicant Broker-Dealer:

MPID(s) of Applicant Broker-Dealer:

Address of Principal Office:

City: State: Zip:

BUSINESS CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

BILLING CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

COMPLIANCE CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TECHNICAL CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

TRADING CONTACT

Name:

Title:

CRD # (if applicable):

Email:

Phone:

SUPERVISOR OF AUTHORIZED TRADERS

Name:

Title:

CRD # (if applicable):

Email:

Phone:



TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ____________________ Federal Employer ID Number: ____________________________

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Market Maker Application to Market Operations.

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ Bats BZX Exchange (BATS)
☐ Bats BYX Y-Exchange (BATY)
☐ Chicago Stock Exchange (XCHI)
☐ EDGA Exchange (EDGA)
☐ EDGX Exchange (EDGX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ Other: ____
☐ NASDAQ (XNGS)
☐ NASDAQ BX (XBOS)
☐ NASDAQ PHLX (XPHL)
☐ National Stock Exchange (XCIS)
☐ New York Stock Exchange (XNYS)
☐ NYSE Arca (ARCX)
☐ NYSE MKT (XASE)

Name of Applicant's Designated Examining Authority (DEA) ____

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________________

FINRA: ____________________________

Other: _____________________________ Name of Regulator: ______________________________



Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA? ☐ Yes ☐ No

Name of insurance carrier: ______________________________

Amounts of coverage: Total Coverage ______________________ Coverage Per Incident ________________

Coverage period of the bond: ____________________________

AML COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a Member of FINRA required to, and does, comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange.

Name: Title:

Business Address:

Phone: Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Investors' Exchange LLC Rule 2.160 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.



DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: CRD #:

Business Address:

Phone: Email:

CLEARING INFORMATION

Name of Clearing Firm: 4-Digit Clearing #:

Clearing Firm Contact Name: Clearing Firm Contact Phone:

Clearing Firm Contact Email:

[Remainder of page intentionally left blank.]



The undersigned represents that the information contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Formation, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Managers and penalties imposed by the Board of Managers and any duly authorized committee thereof (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its directors, officers, employees and members of its Board of Managers and of any duly authorized committee thereof shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his or her official capacity, or by any employee of the Exchange while acting within the scope of his or her employment, in connection with the administration or enforcement of any of the provisions of the Exchange's Certificate of Formation, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Managers or any duly authorized committee thereof;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative proceeding instituted by the Applicant against the Exchange or any of its directors, officers, employees or members, Applicant agrees to pay the Exchange or any of its directors, officers, employees or members all related expenses, including reasonable attorneys' fees, incurred by the Exchange in the defense of such proceeding; provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Managers or committee members, such books and records as may be required to be maintained by the U.S. Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other information with respect to the Applicant as the Exchange may reasonably require.

The undersigned represents that the information and statements contained herein, including any exhibits attached hereto, are current, true, complete and accurate. Following Applicant's approval to become a member of the Exchange, the undersigned agrees to provide such other reasonable information respecting its Exchange-related activity as the Exchange may reasonably request in writing. Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant's DEA.

____

Applicant Broker-Dealer

______________________________	________________________
Signature of Duly Authorized Representative	Date
______________________________	________________________
Print Name	Title



STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Duly Authorized Representative	Date
Print Name	Title

Addendum F-9



CONNECTIVITY AGREEMENTS AND FORMS

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker-Dealer

- □ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 3 - 6)
- □ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- □ Equities Port Request Form (if Member is ***not*** connecting via Service Bureau) (pg. 8 - 9)
- □ Service Bureau Authorization (if connecting via Service Bureau) (pg. 10)

Service Bureau

- □ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- □ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- □ Equities Port Request Form (pg. 8 – 9)
- □ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 10)

Data Recipient

- □ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- □ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)

Clearing Agency (if connecting to the Exchange for drop copies)

- □ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) (pg. 2 - 6)
- □ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) (pg. 7)
- □ Equities Port Request Form (pg. 8 – 9)

Extranet Provider

- □ Connectivity Services Agreement (pg. 2 - 6)
- □ Physical Connectivity Order Form (pg. 7)
- □ Extranet Addendum to the Connectivity Services Agreement (pg. 11 – 12)

(continues on next page)



Sponsored Participant

☐ N/A

Data Subscriber

☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the documents.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]



CONNECTIVITY SERVICES AGREEMENT

This Investors' Exchange LLC Connectivity Services Agreement ("Agreement") is a binding agreement between you ("User") and Investors' Exchange LLC ("IEX" or the "Exchange"), a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. **Services.** This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order form (the "Order Form") and (ii) any other connectivity services provided by IEX to User to the extent such services are not addressed by another agreement between IEX and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX, whether physically or logically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-Exchange services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX data agreement (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX or IEX data unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that IEX has approved to connect to IEX via connectivity supplied by User and/or to receive IEX data or other IEX authorized services transmitted through User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the Connectivity Manual available at http://iextrading.com/, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and IEX, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

   (c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manual. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees.**

   (a) Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order Form or, if none are specified, within thirty (30) days



of the invoice date. In the event of User's failure to make payment within such time period, IEX reserves the right to terminate the subject Service or Services upon notice to User. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay IEX a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

(b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User; provided, however, that IEX may pass through to User, without notice, any third party charges, fees, taxes, or terms and conditions incurred by IEX in connection with the provision of Services. If User is receiving a physical connection from IEX, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., IEX switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. **Term**. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or IEX as provided below.

5. **Termination.**

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX.

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time or from time to time upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors or Exchange Members (as defined in the Exchange Rules), including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors or Exchange Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without the prior approval of IEX; (v) User has violated any Exchange Rules; or (vi) if User is a Member of an Exchange, User ceases to be a Member in good standing with the applicable Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5(c), and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE



TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. **NO CONSEQUENTIAL DAMAGES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX's INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX's TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX's ACT OR OMISSION, AND (ii) $10,000.

8. **Indemnification by User**. User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX**. IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that IEX or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **Assignment**. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without IEX's prior approval, which will not be unreasonably withheld. IEX may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. **Amendment**. This Agreement may be amended from time to time by IEX in its sole discretion, and IEX shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to IEX at the address specified above or to User at its last reported principal office address. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in



accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order Form, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of the main body of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth below.

Investors' Exchange LLC		User:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Date:	______________________

USER INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:



PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION

Firm:

Address:

City: State: Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Address:		Name:
City:		Email:
State:	Zip:	Phone:

SWITCH PORT SELECTION

Quantity (A/B Pair): As Number: Customer Public IP Range (Optional)

Physical Interface: ☐ 10Gbps ☐ 1Gbps*

Add: Remove:

Authorized Contact Name:

Authorized Signature: Date:

* Note that 1Gbps physical interfaces are an order of magnitude slower than 10Gbps. 1Gbps physical interfaces are not recommended for bandwidth and/or latency sensitive participants.



EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change

☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: ____________________

Drop Copy Port: ☐ Qty: ______________ MPID(s) to Drop: ____________________

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: ______________

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	Session ID: __________
Routing Enabled*?	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Symbology type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Allow Market Orders?	☐ Yes	☐ No	
Allow Market Orders with Time In Force of "Day"?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect**?	☐ Yes	☐ No	
Enable Anti-Internalization***?	☐ Yes	☐ No	
If Yes: default by Broker or MPID?	☐ Broker	☐ MPID	

Max Order Share Size: (Default = 1,000,000 shares) ____________________

Max Order Notional Value: (Default = $30,000,000) ____________________

MPID(s) Permissioned on this Port: ____________________

Clearing # Assignment for MPID(s): ____________________

Anticipated Total Message Volume per Day: ____________________

Anticipated Message to Trade Ratio: ____________________

Anticipated Peak Message Rate (msg/second): ____________________



Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port ☐ Session ID(s): ____________ Reason for Removal: ____________

Drop Copy Port ☐ Session ID(s): ____________ Reason for Removal: ____________

ADDITIONAL COMMENTS OR REQUEST NOTES

____

____

____

____

____

ORDER AUTHORIZATION

MPID(s) / Company Name:

Authorized Contact (Please Print):

Authorized Signature: **Date:**

* Users who wish to enable routing, must complete and submit a Securities Routing Agreement found in the Member Application.

** The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. Members may call the Market Operations at 646.343.2300 to verbally request that all open orders be cancelled or check the status of open orders.

*** Anti-Internalization is a broker-level setting preventing self-match of two orders from the same Member on the IEX order book. As a default, Anti-Internalization may be enforced by Member (broker) or MPID. Additionally, Members may specify an Anti-Internalization Group Identifier on each order to enforce the behavior at a more granular level. Please refer to Exchange Rule 11.190(e) for additional information.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules.

If you do not receive a written confirmation from IEX within 3 business days that your request has been received and processed, please contact Market Operations at 646.343.2300 or marketops@iextrading.com.

Please refer to the IEX Fee Schedule posted at www.iextrading.com or the latest price list.



SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC, a Delaware limited liability company, with its principal office at 4 World Trade Center, 44th Floor, New York, NY 10007 ("IEX" or the "Exchange"), the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".
2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.
3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.
4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.
5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.
6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.
7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Investors' Exchange LLC	Service Bureau	Member
Signature	Signature	Signature
Print Name	Print Name	Print Name
Title	Title (must be an officer)	Title (must be an officer)
Date	Date	Date
	Service Bureau Contact	MPID of Member
	Email Address of Contact Person	



EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC ("IEX" or the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Investors' Exchange Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "Connectivity Services Agreement").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "Extranet Manual"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope.** This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.
2. **Modification of Connectivity Services Agreement.** User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.
3. **Obligations of Extranet.** By entering into this Addendum, User acknowledges and agrees to the following:

   (a) User has no rights in or to IEX data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.



(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC		User:	____________________
Signature:	____________________	Signature:	____________________
Printed Name:	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________

Addendum F-13



USER AGREEMENT ADDENDUM TO PERMIT VOLUME ATTRIBUTION

This User Agreement Addendum to Permit Volume Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange, agree as follows:

1. **Scope**. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Attribution Type(s) and User's identity associated with attributed MPIDs selected by User below (collectively, the "Covered Data").

   Attribution Type: User limits the applicability of this Addendum to the following type of attribution:

   - Allow use of User's identity in connection with its aggregate volume ranking relative to other Users

   Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

   ☐ Aggregate all User MPIDs ☐ Aggregate selected User MPIDs: ____________________

2. **Modification of User Agreement**. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, requires the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User or the Exchange upon 30 days' written notice to the other party.



IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature:______________________________

Printed Name:___________________________

Title:_________________________________

User: _________________________________

Signature: ______________________________

Printed Name: ___________________________

Title: _________________________________

Date: _________________________________

Addendum F-16



USER AGREEMENT ADDENDUM TO PERMIT INVESTOR DISCLOSURE

This User Agreement Addendum to Permit Investor Disclosure (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes the Exchange to disclose certain information to the Investor (as defined below) referenced below.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
4 World Trade Center, 44th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange, agree as follows:

1. Section 10(b) "Disclosure" of the User Agreement shall be amended to add the following additional paragraph immediately after the last paragraph thereof: "Notwithstanding Section 10(a) or the foregoing in this Section 10(b), User consents to the Exchange's disclosure of any information pertaining to the undersigned customer of User (the "Investor") directly to such Investor, which information includes such Investor's orders, trades, messages, instructions entered or executed and any metrics and analysis generated by the Exchange in connection therewith; provided that User agrees to provide to the Exchange in FIX tag 8484, a unique identifier representing the Investor on whose behalf it is sending the order to the Exchange. The unique identifier shall be in the format as set forth in the IEX FIX Specification."
2. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference and shall remain unchanged and in full force and effect.



IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature:______________________________

Printed Name:__________________________

Title:_________________________________

User: _________________________________

Signature: ______________________________

Printed Name: ___________________________

Title: __________________________________

Date: __________________________________

Acknowledged and agreed:

Investor: _______________________

Signature: _____________________________

Printed Name: _________________________

Title: _________________________________

Form 1
and
Exhibits C and F


COPY